FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

July 24, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on July 24, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 24, 2025.

Schedule "A"

HIVE Digital Technologies Surpasses 13 EH/s as Scalable Growth and Revenue Expansion Accelerate in Paraguay and Reaches $300 Million ARR

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - July 24, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, proudly announces it has crossed the 13 Exahash per second (EH/s) threshold in global Bitcoin mining hashrate, mining over 6.5 Bitcoin daily since crossing this threshold. This scale-up has been driven by the deployment of the Company's next-generation hydro-cooled Bitcoin mining facilities in Phase 2 at Yguazú, Paraguay.

Accelerating Progress

The buildout of Phase 2 at the Company's Yguazú campus is progressing steadily, with over 2 EH/s of next-generation Bitmain S21+ Hydro ASIC miners now active at the site. Upon full deployment, the Company anticipates that Phase 2 will host approximately 6.5 EH/s of computation power, propelling the Company toward its near-term goal of aggregate global hashpower of 18 EH/s by the end of August 2025.

Phase 2 at Yguazú Hydro Containers coming online

To view an enhanced version of this graphic, please visit:
https://images.newsfilecorp.com/files/5335/259908_hive1.jpg

"Our climb to 13 EH/s is the result of researched planning and focused execution across the organization," said Frank Holmes, Co-Founder and Executive Chairman. "Every Exahash of the latest high-efficiency Bitmain S21+ ASIC miners we add is expected to reduce unit costs, thereby expanding margins, and amplifying the value of every Bitcoin earned by the Company through its hashpower. Management believes that this milestone signifies not only growth, but the realization of its strategic hashpower acceleration. At HIVE, scaling means stronger economics, greater efficiency, and smarter capital deployment."

"We believe that HIVE's 13 EH/s is just the beginning. With infrastructure and power already secured, increased hashpower represents accretive growth and operational readiness," continued Mr. Holmes.

A Fully-Funded Roadmap to 25 EH/s

HIVE's Bitcoin mining capacity in Phase 2 and Phase 3 in Paraguay exclusively utilizes the Bitmain S21+ Hydro miner with an efficiency of 15 J/TH. Accordingly, as these hydro units come online, it will improve HIVE's global average ASIC fleet efficiency. HIVE's global ASIC fleet efficiency was approximately 20 J/TH at the completion of Phase 1 in Yguazú with global operations at 11.5 EH/s, and will be 18.5 J/TH upon the completion of Phase 2 in Yguazú with global operations at 18 EH/s.

Improved ASIC efficiency lowers the cost of Bitcoin production, as less energy is required to produce hashrate. ASIC efficiency is directly proportional to the cost of Bitcoin production. A 10% improvement in ASIC efficiency, all other things being equal, equates to a 10% lower cost of Bitcoin production.

HIVE is pleased to note this week that the Company realized $300 million of annualized run-rate revenue (ARR)* from Bitcoin Mining and HPC operations with profit margins of approximately 55%, based on current global average power costs for HIVE and current hash price of approximately $59 per PH per day.

"At HIVE, we endeavour to build high-quality data center infrastructure time-efficiently and cost-effectively," said Luke Rossy, Chief Operating Officer. "Our cost advantage, supported by engineering expertise and a renewable energy strategy, positions us as a highly efficient Bitcoin miner and AI/HPC infrastructure provider. We are incredibly pleased with the uptime seen so far with our ASICs operating in both Phase 1 (air-cooled) and Phase 2 (hydro) in Paraguay. Also, our Paraguay operations team has embraced our high level of discipline in operations, yielding industry-leading performance in Bitcoin mining."

As HIVE advances its fully-funded expansion strategy, the Company expects to achieve approximately $400 million in ARR* upon reaching its near-term target of 18 EH/s. At that scale, HIVE projects a global fleet efficiency of 18.5 J/TH and mining margins* approaching 60% after electrical costs, based on current hashprice of $59 per Hashrate Index (https://data.hashrateindex.com/network-data/bitcoin-hashprice-index).

"HIVE is delivering growth at a remarkable rate," commented Aydin Kilic, President & CEO, and we remain on track for 18 EH/s at an estimated efficiency of 18.5 J/TH by the end of August and 25 EH/s at an efficiency of roughly 17.5 J/TH by U.S. Thanksgiving this year - all of which is fully funded. At scale, and assuming current hashprice, we estimate roughly $400 million ARR* at 18 EH/s and $550 million ARR* at 25 EH/s, with mining margins near 60% after global average power costs. I am very pleased with the regional leadership of Paraguay Country President Gabriel Lamas, his resilience and engineering background, ensuring our two projects, both Yguazú and Valenzuela, advance at a rapid pace. Layered with our long-standing HPC/AI business, we believe HIVE is uniquely positioned to compound value for shareholders."

* As used herein, "Operating Margin" is calculated by dividing the operating profit (revenue generated from mining and HPC activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power costs. "ARR", as a metric, does not represent profitability and is presented here as a measure of growth. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's in Yguazú, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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